SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  October 4, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated October 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   October 4, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529
News Release – October 4, 2012

Tanzanian Royalty Reports Significant New Intersection of High Grade Gold Mineralization at Eastern Porphyry Prospect, intersects 11m @ 9.82g/t Au, including 3m @ 28.53g/t Au

Tanzanian Royalty Exploration Corporation is pleased to report that diamond drilling at Eastern Porphyry prospect at the Buckreef Gold Project in Tanzania has recorded a significant new intersection of gold mineralization in drill hole BMDD202. This drill hole intersected four new mineralization zones on the target area.

The best intercept from that hole includes 12.22m @ 6.20g/t Au from 99.78m, including 2m @ 31.75g/t Au; 6m @ 1.46g/t Au from 103m; 3m @ 6.74g/t Au from 165m, including 2m @ 9.67g/t Au and 11m @ 9.82g/t Au from 186m, including 3m @ 28.53g/t Au.

The Eastern Porphyry target is located approximately 800m east of Buckreef Main Zone. Gold mineralizations at Eastern Porphyry occur in a sequence of fine grained basalts to medium grained dolerites. This mafic package has been intruded by a series of porphyritic felsic dykes. The dykes are typically pink in colour and possess both quartz and feldspar phenocrysts phases in a fine-grained ground mass. The target area has been partially drilled and drilling continues at this zone.

The intersection reported here is a core down - holes length and may not represent true width but the true width is estimated to be 50 – 60%.

"The latest assays indicating the discovery of additional gold mineralized veins at the Eastern Porphyry system continue to reinforce our belief that the prospect has significantly more potential as we continue to discover high grade gold mineralized vein systems near surface and at depth. Not only are the grades at the vein system significant but their NE-SW orientation is new, opening up the potential for other veins of similar strike," commented Mr. Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania). "The Eastern Porphyry vein system is one of the potentially significant discoveries made this year in terms of gold grade, intercept width, strike length and the potential for extensions with further drilling".

Sample Protocol and QA/QC

The samples chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by SGS Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA-QC program includes duplicate samples, blanks and analytical standards.

 Intervals of core to be analyzed are split in half with a mechanized core cutter with one half to be sent to the laboratory for geochemical analysis and the remaining half to be kept in storage for future reference and uses.

SGS Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No 400028/08).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.